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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

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                                                                        SEC FILE NUMBER:     0-27437
                                                                        CUSIP NUMBER:        727049 10 8

(Check One):   [X]  Form 10-K      [ ] Form 20-F     [ ] Form 11-K      [ ] Form 10-Q        [ ] Form N-SAR
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               For Period Ended:   December 31, 2001

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended:  ____________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable



PART I - REGISTRANT INFORMATION

Full Name of Registrant: PlanetRx.com, Inc.

Former Name if Applicable: Not applicable

Address of Principal Executive Office: 6419 Shelby View Drive, Memphis, TN 38134



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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or
[X] before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         The financial statements of PlanetRx.com, Inc. (the "Company") to be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, are not complete, and as a result, the Company is unable to complete the report by the prescribed filing date without the expenditure of unreasonable effort and expense. The Company plans to file its Form 10-K within fifteen (15) days after the prescribed filing date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Todd Steele, (901) 379-2274.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No





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         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    SIGNATURE

         PlanetRx.com, Inc., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         Date:  March 29, 2002.



                                       By:        /s/  Todd Steele
                                          -------------------------------------
                                                Todd Steele
                                                Chief Financial Officer







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                                    EXHIBIT A

It is anticipated that the earning statements to be contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, will reflect a significant change in results of operations from the year ended December 31, 2000, due to the closing of the Company's business operations and its ongoing efforts to monetize certain assets and settle certain obligations in a manner consistent with either the consummation of a merger or sale or the liquidation and dissolution of the Company. Because the audited financial statements for the year ending December 31, 2001, are not yet complete, the Company cannot estimate the results at this time.




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